Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges Table

	For the Years Ended
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003

Income before provision for income taxes	20,737,277	12,026,135	7,367,659	11,689,782	11,226,243

Fixed Charges	566,986	832,844	1,166,167	730,962	333,336

Earnings	21,304,263	12,858,979	8,533,826	12,420,744	11,559,579

Ratio of earnings to fixed charges	37.6	15.4	7.3	17.0	34.7